August 16, 2007

Mail Stop 4561

Shaun Passley
Chief Executive Officer
EPAZZ, Inc.
445 East Ohio, Suite 250
Chicago, IL 60611

> **Re:** **EPAZZ, Inc.**
> **Amendment No. 2 to Form SB-2**
> **Filed August 6, 2007**
> **File No. 333-139117**

Dear Mr. Passley:

     We have reviewed your amendment and have the following comments. All comment references relate to our letter dated June 12, 2007.

<u>Risk Factors, page 5</u>

1. Here and in management's discussion and analysis, please clarify the portion of the $70,000 that management deems applicable to the expense of being a public company.

<u>Executive Compensation, page 31</u>

2. Please see our prior comment 8. We will be contacting you by telephone in this regard as soon as possible.

<u>Part II</u>
<u>Item 26. Recent Sales of Unregistered Securities</u>

3. Please see prior comment 33 of our initial letter dated January 6, 2007 and prior comment 12 of our June 12, 2007 letter. As previously requested, please state whether each person who received securities in a 4(2) issuance was accredited or sophisticated with access to information. We note your response that the one person who received securities in July 2005 under 4(2) had "relevant information concerning the company."

Item 27. Exhibits

4. We note your statement that you "are members of the Bar of the State of New York and the State of Montana, and you do not express any opinion other than the laws of State of New York, the State of Montana, the Federal Law of the United States and the Illinois Business Corporation Act of 1983." (Epazz is, of course, a company incorporated in Illinois.) You go on to state that your "opinion is based solely upon the Illinois Business Corporation Act of 1983, applicable provisions of the Constitution of the State of Illinois and reported judicial interpretations interpreting these laws." The first sentence appears to express an opinion more narrow than appropriate. Further, please advise whether you are required to identify the jurisdictions in which you are admitted to practice law when you render an opinion.

Please contact Hugh Fuller at (202) 551-3853 or me at (202) 551-3730 with any other questions.

Sincerely,

Barbara C. Jacobs
Assistant Director

CC: Steven Anthony Behar
       S. A. Behar & Associates PLLC
       82 Wall Street, Suite 311
       New York, NY 10095
       Facsimile no. (212) 943-0002